UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Texas Industries Incorporated

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding

c/o M&C Corporate Services

PO Box 309GT

Ugland House

South Church Street

George Town, Grand Cayman

Cayman Islands

+202 461 1103

With a copy to:

Paul Burns

Allen & Overy LLP

One New Change

London EC4M 9QQ

United Kingdom

+44 207 330 3319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

9 October 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No. 882491103

(1)	Names of reporting person: NNS Holding I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power: 547,700

(8) Shared Voting Power:

(9) Sole Dispositive Power: 547,700

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 547,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 2.3%. In addition to the 547,700 shares of the Issuer’s common stock set forth above (the “Shares”), the Reporting Persons (as defined below) beneficially hold call options (the “Options” and together with the Shares, the “Securities”) over an additional 1,641,620 shares maturing at various dates in January, February and March 2007 (as set out in Annex A), which, together with the Shares, if exercised, will constitute up to approximately 9.1% of the Issuer’s common stock.

(14)	Type of Reporting Person: IN

CUSIP No. 882491103

(1)	Names of reporting person: Mr. Nassef Sawiris (and together with NNS Holding, the “Reporting Persons”)

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: OO (See item 3.)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Citizenship: Egypt

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power: 547,700

(8) Shared Voting Power:

(9) Sole Dispositive Power: 547,700

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 547,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 2.3%. In addition to the Shares, the Reporting Persons beneficially hold Options over an additional 1,641,620 shares maturing at various dates in January, February and March 2007 (as set out in Annex A), which, together with the Shares, if exercised, will constitute up to approximately 9.1% of the Issuer’s common stock. Legal title to the Securities is held by NNS Holding.

(14)	Type of Reporting Person: CO

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, par value $1.00, of Texas Industries Incorporated, whose principal executive offices are located at 1341 West Mockingbird Lane, Suite 700 W, Dallas, TX 75247-6913.

Item 2. Identity and Background

(a), (b), (c) and (f)

This Schedule 13D is filed by NNS Holding and Mr. Nassef Sawiris.

NNS Holding is an exempted company incorporated in the Cayman Islands with limited liability. Its registered address is c/o M&C Corporate Services, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Its principal business is holding diversified industrial and financial investments, and in connection with this NNS Holding is, through one of its wholly owned subsidiaries, a principal shareholder of Orascom Construction Industries Company. The entire share capital of NNS Holding is held by the NNS Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants.

Mr. Nassef Sawiris is the sole director of NNS Holding and the settlor of the NNS Trust. As sole director of NNS Holding, he is charged with exploring investment opportunities appropriate for NNS Holding based on his investment expertise. In addition to a number of other directorships, Mr. Nassef Sawiris is Chief Executive Officer of Orascom Construction Industries Company, a cement producer and construction contractor whose business address is Nile City South Tower, 2005A Corniche El Nil, Cairo, Egypt 11221. Mr. Sawiris is a citizen of Egypt.

By virtue of his being the sole director of NNS Holding, Mr. Nassef Sawiris has the power to vote and dispose of the Securities held by NNS Holding. Mr. Sawiris, along with his descendants, are the principal beneficiaries of the trust which owns the shares of NNS Holding. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d) and (e)

During the last five years, neither of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Securities were derived from available capital of the Reporting Persons. A total of $27,256,109 (exclusive of brokers’ commissions and other administrative costs) was paid to purchase the Shares, and a total of $4,694,991 was paid to purchase the Options, as set out further in Annex A.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Securities based on the Reporting Persons’ belief that the Issuer’s common stock at current market prices is undervalued and represents an attractive investment opportunity. However, Mr. Sawiris has had communications with the Issuer and it is anticipated that Mr. Sawiris may, from time to time, have discussions with management, the board of directors and other shareholders of the Issuer.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Issuer’s common stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of the Issuer’s common stock or options on such shares on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to actively monitor efforts by management to increase stockholder value. The Reporting Persons may also decide in the future to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. If it should acquire control of the Issuer, it may transfer all or part of it to affiliated or unaffiliated persons. The Reporting Persons also may seek in the future to have one or more representatives elected to the board of directors or to propose other matters for consideration and approval by the Issuer’s stockholders or board of directors.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 23,978,727 shares of common stock outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2006. As of the close of business on 18 October 2006, the Reporting Persons beneficially owned 547,700 Shares, constituting approximately 2.3% of the class outstanding. In addition to the Shares, the Reporting Persons hold call options over an additional 1,641,620 shares maturing at various dates in January, February and March 2007 (as set out in Annex A), which, together with the Shares, if exercised, will constitute up to approximately 9.1% of the Issuer’s common stock.

(b) By virtue of his position as sole director of NNS Holding, Mr. Nassef Sawiris has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Securities.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s common stock in the last sixty days by the Reporting Persons. All transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Securities.

Item 7. Material to be Filed as Exhibits.

Joint filing agreement between the Reporting Persons dated 19 October 2006.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: 19 October 2006
Mr. Nassef Sawiris

Signature:	/S/ NASSEF SAWIRIS

Date: 19 October 2006
NNS Holding
By:	Mr. Nassef Sawiris
Title:	Sole Director

Signature:	/S/ NASSEF SAWIRIS

Schedule A

Transactions in the Securities in the Past 60 Days by NNS Holding

Date	Amount Purchased	Price Per Share (1)
Held prior to 19 August 2006	45,000	$2,269,119
6 September 2006	31,000	$1,474,282
7 September 2006	37,500	$1,782,619
8 September 2006	31,500	$1,520,173
19 September 2006	40,000	$1,969,719
20 September 2006	60,000	$2,967,286
25 September 2006	62,000	$3,033,325
26 September 2006	80,000	$4,023,376
27 September 2006	61,000	$3,057,479
28 September 2006	23,900	$1,236,408
10 October 2006	75,800	$3,922,324
11 October 2006	(2)
12 October 2006	(3)
13 October 2006	(4)
16 October 2006	(5)
17 October 2006	(6)
18 October 2006	(7)

(1) Exclusive of brokers’ fees and other administrative costs.

(2) On 11 October 2006, NNS Holding sold (unwound) call options it had entered into on a date earlier than 60 days before the date of this filing.

(3) On 12 October 2006, NNS Holding entered into a European-style forward buy transaction (also called a European-style synthetic long or put-call pair combination), in which it purchased a call option permitting NNS Holding to call 26,200 shares at an exercise price of $52.00 per call on 1 March 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 26,200 shares at an exercise price of $52.00 on 1 March 2007.

(4) On 13 October 2006, NNS Holding entered into two European-style “reverse collar” option transactions.

In the first transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,110 shares at an exercise price of $47.70 per call on 19 January 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on 19 January 2007.

In the second transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,100 shares at an exercise price of $49.5126 per call on 20 February 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on 20 February 2007.

In addition, on 13 October 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 180,400 shares at an exercise price of $52.00 per call on 1 March 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 180,400 shares at an exercise price of $52.00 on 1 March 2007.

(5) On 16 October 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 100,600 shares at an exercise price of $52.00 per call on 1 March 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 100,600 shares at an exercise price of $52.00 on 1 March 2007.

(6) On 17 October 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 116,200 shares at an exercise price of $52.00 per call on 1 March 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 116,200 shares at an exercise price of $52.00 on 1 March 2007.

(7) On 18 October 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 170,000 shares at an exercise price of $52.00 per call on 1 March 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 170,000 shares at an exercise price of $52.00 on 1 March 2007.

Transactions in the Securities in the Past 60 Days by Mr. Sawiris in his Individual Capacity

None